UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30850 / December 30, 2013

In the Matter of:	:
	:
MINNESOTA LIFE INSURANCE COMPANY, ET AL.	:
	:
400 Robert Street North	:
St. Paul, Minnesota 55101	:
	:
(812-14158)	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE
ACT AND RULE 22c-1 UNDER THE ACT.

Minnesota Life Insurance Company ("Insurance Company"), Variable Annuity Account, and
Securian Financial Services, Inc. (collectively, "Applicants") filed an application on May 23,
2013, and an amended and restated application on August 9, 2013. The Applicants sought an
order pursuant to Section 6(c) of the Investment Company Act of 1940 ("1940 Act" or "Act")
exempting them from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and
rule 22c-1 under the Act to the extent necessary to permit Applicants, under specified
circumstances, to recapture certain bonuses applied to cumulative net purchase payments under
certain deferred variable annuity contracts issued by the Insurance Company.

A notice of the filing of the application was issued on December 6, 2013 (Rel. No. IC-30821).
The notice gave interested persons an opportunity to request a hearing and stated that an order
granting the application would be issued unless a hearing should be ordered. No request for a
hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemptions is
appropriate in the public interest and consistent with the protection of investors and the
purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the 1940 Act and rule 22c-1 under the Act for Minnesota Life, <u>et</u> <u>al</u>. (812–14158) be, and hereby are, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary